Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

April 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Karen Rossotto

Re:	AlphaCentric Prime Meridian Income Fund (“Fund”) File Nos. 333-216033; 811-23230

Dear Ms. Rossotto:

On behalf of the Fund, below are responses to the comments you provided to Nicole Simon telephonically on March 24, 2020 with regard to Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 6 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s Registration Statement on Form N-2 (Accession No. 0001580642-20-000567), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2020 (the “Amendment”).

Below we have provided your comments (in bold) and the Fund’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Comment: Please confirm that all references to the Fund being newly launched remain accurate and do not need to be updated.

Response:	The Fund has so confirmed, and updated information will be provided where appropriate.

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2.	Comment: With regard to Marketplace Receivables, please disclose the level of exposure (expressed as a percentage of the net assets of the Fund) that the Fund expects to maintain in Marketplace Receivables.

Response:	The Fund’s disclosure will be revised to state that under normal circumstances the Fund expects to invest between 0% and 25% of its net assets in Marketplace Receivables.

3.	Comment: Please confirm to the staff that for all policy restrictions indicated within the Registration Statement that are based on total assets (e.g., borrowing limitations), “total assets” are inclusive of receivables.

Response:	The Fund does so confirm.

4.	Comment: The disclosure on page 1 of the Prospectus Summary states, “…references herein to the Fund's investments in Marketplace Loans should be read to include Marketplace Receivables, unless the context requires otherwise.” Please confirm to the staff that all limitations throughout the Registration Statement that apply to Marketplace Loans will apply equally to Marketplace Receivables.

Response:	The Fund does so confirm.

5.	Comment: The disclosure under “Risks Related to Investments in Receivables or Invoices” provides, “In the case of receivables transferred with recourse, when a debtor defaults on its obligations to the purchaser of the receivable (such as the Fund, directly or indirectly), the seller of the receivable will become obligated to fulfill any remaining invoice amounts owed to the purchaser.” This appears to suggest a type of financial support associated with the holding of these instruments. Please explain to the staff how, if at all, any financial support will be disclosed in the financial statements of the Fund.

Response:	Although the Fund will have the flexibility to invest in Marketplace Receivables with or without recourse against merchants, the Fund currently only has arrangements in place to purchase Marketplace Receivables without recourse and, accordingly, does not anticipate needing to disclose any financial support in its upcoming financial statements. To the extent that the Fund does enter into arrangements to purchase Marketplace Receivables with recourse, any credit support applicable to the Fund’s holdings would be incorporated in the valuation of the Marketplace Receivables and disclosed in the Fund’s financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The inclusion and details of any such disclosures would necessarily depend on the specific nature and terms of any applicable future agreements.

6.	Comment: Page 42 of the Prospectus includes the statement, “A discussion regarding the basis for the Board of Trustees’ approval of the Fund’s Management Agreement will be available in the Fund’s first annual or semi-annual report to shareholders.” Please revise this statement to refer specifically to the applicable report and indicate the period of that report.

Response:	The Fund’s disclosure will be revised accordingly.

7.	Comment: How does the Fund intend to value its holdings in Marketplace Receivables? In describing the Fund’s valuation policies under “Determination of Net Asset Value” on pages 45-46 of the Prospectus, please include any applicable references to Generally Accepted Accounting Principles (GAAP). Also, how do the Fund’s valuation policies relating to Marketplace Receivables differ, if at all, from the Fund’s valuation policies relating to Marketplace Loans?

Response:	Pursuant to the Fund’s policies and procedures, the Fund’s holdings in Marketplace Receivables are fair valued based on prices provided by a third-party pricing service. The Fund’s Valuation Procedures also permit the Board and the Fund to rely on the services of a third-party valuation agent and its methodologies for determining the fair value of the Fund’s Marketplace Receivables holdings.

The Fund’s Valuation Procedures do not differ in their treatment of Marketplace Receivables and Marketplace Loans, and the Fund’s third-party valuation agent values receivables in the same general way it values Marketplace Loans, notwithstanding that the terminology differs by product type.

The Fund accounts for Marketplace Receivables at the individual receivable level for valuation purposes, and Marketplace Receivables are fair valued using inputs that take into account data at the account debtor level that is updated as often as the Fund’s net asset value (“NAV”) is calculated to reflect new information regarding the account debtor and receivable. Such obligor-level data will include the account debtor’s payment history, including the ratio of actual payments relative to original expected payments, timing of actual payments relative to original expectations, and other data related to the creditworthiness of the account debtor, which will allow the Advisor to determine, among other things, the magnitude of expected remaining cash flows that will be receivable (adjusted for risk of non-payment) relative to contractual cashflows, and the expected timing of payment with respect to such account debtor/Marketplace Receivable.

The Fund’s disclosure will be revised to reflect the foregoing, and to reference GAAP by stating:

The Board has adopted Valuation Procedures pursuant to which the Fund values its investments (the “Valuation Procedures”) to ensure investments are valued in a manner consistent with accounting principles generally accepted in the United States of America (“GAAP”) as required by the 1940 Act.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or to Nicole Simon at (212) 812-4137.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare